

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 21, 2010

By Facsimile and U.S. Mail

Mr. Louis Fox
Chief Financial Officer
Power Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re:** **Power Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2008**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 13, 2009**
> **Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 0-30215**

Dear Mr. Fox:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief